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                                                               EXHIBIT 2.1

                   AMENDMENT TO SALE AND PURCHASE AGREEMENT

THIS AMENDMENT TO SALE AND PURCHASE AGREEMENT (the "Amendment") is entered into as of the 29th day of November, 2004, among The President Riverboat Casino-Mississippi, Inc. ("PRC-Mississippi"), Vegas Vegas, Inc. ("VVI") (each a debtor in Case No. 02-53005-172 pending in the United States Bankruptcy Court for the Eastern District of Missouri (the "Bankruptcy Court")), President Broadwater Hotel, LLC ("PBLLC") (collectively with PRC-Mississippi and VVI, "Sellers"), on the one hand, and Broadwater Properties, LLC ("Purchaser"), on the other hand, for the sale and purchase of owned and leased property and businesses commonly known as the President Casino Broadwater Resort in Biloxi, Mississippi (the "Resort").

                                 BACKGROUND:

A. The parties hereto have entered into a Sale and Purchase Agreement, dated as of November 15, 2004 (the "Purchase Agreement"), pursuant to which the Sellers have agreed to sell to Purchaser certain assets associated with the Resort, subject to Bankruptcy Court approval and to higher and better offers.

B. The parties have reached an understanding concerning the terms of an amendment to the Purchase Agreement, as set forth herein.

C. Capitalized terms used in this Amendment without definition have the respective meanings given to them in the Purchase Agreement.

NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

  1. The reference in Section 1.1(a) to an "assembled 73-acre property" is hereby amended to refer to an "assembled 279 acre property."

  2. The text of Section 12.1 of the Purchase Agreement, entitled "Breach by Purchaser," shall be amended to read in its entirety as follows:

If the sale of Assets contemplated by this Agreement is not consummated because of Purchaser's breach or failure to perform its obligations hereunder, which failure is not remedied within ten (10) days after written notice demanding performance, Sellers shall be entitled at their election to declare this Agreement terminated, whereupon this Agreement shall no longer be in force. Upon such termination by Sellers, Sellers shall be entitled to demand and receive from the Escrow Agent the Deposit, together with all accrued and undistributed earnings thereon and other proceeds thereof, such amounts to represent liquidated damages for Purchaser's breach or non-performance, and Sellers' sole legal remedy with respect thereto. The parties acknowledge that the actual damages suffered by Sellers will be difficult to calculate with certainty, and the Deposit plus earnings and proceeds represent their reasonable estimate of the amount of Sellers' damages, and is not a penalty.

  3. The text of Section 8.1 of the Purchase Agreement, entitled "Expense Reimbursement and Auction Procedure," shall be amended to read in its entirety as follows:

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No later than November 29, 2004, PRC-Mississippi and VVI shall file a joint motion with the Bankruptcy Court seeking an order authorizing the reimbursement to Purchaser of its reasonable out-of-pocket expenses incurred in connection with the negotiation of this Agreement and the investigation of the Resort, not to exceed $500,000 (the "Expense Reimbursement") in the event that the Closing fails to occur due to the acceptance by Sellers, or any trustee acting on behalf of Sellers, of a competing offer for the Resort or any material portion of the Resort of any person other than Purchaser or an affiliate of Purchaser. The Expense Reimbursement shall be an administrative expense claim under 11 U.S.C.
Section 503(b) and a surcharge under 11 U.S.C. Section 506(c), payable in full by Sellers to Purchaser concurrently with the closing of the transaction with such competing party; and upon acceptance of such offer, the Sellers shall instruct the Escrow Agent to return the Deposit to Purchaser. In addition, Debtors may seek further orders of the Bankruptcy Court authorizing and directing PRC-Mississippi and VVI to sell the Resort to Purchaser, subject to higher and better offers to be solicited in accordance with the following bidding guidelines in this Section 8.1. Promptly following the execution of this Agreement, the Sellers shall instruct their professional advisors to advertise the availability of the Assets for purchase through such advertising and media as such advisors deem appropriate to attract competing bidders at an outcry auction ("Auction") to be held at the office of Sellers' counsel on or about January 20, 2005. To the extent any other bidder desires to make an offer to purchase the Assets, such bidder shall, at least six (6) days prior to the Auction (or such shorter time as Sellers may allow in their sole discretion), deliver to the Sellers (i) a refundable cash deposit of $1,000,000, (ii) proof of such bidder's financial ability to consummate a purchase of the Assets, (iii) a markup of this Agreement, reflecting the changes required by such third party as a condition to its offer; and (iv) a written irrevocable offer, subject to no unperformed due diligence or conditions for an expense reimbursement, specifying the amount of cash or other consideration offered by such bidder for the Assets. The determination of which bidder has submitted the highest and best offer for the Assets at the auction shall be made by PRC-Mississippi or the Bankruptcy Court after consultation with other interested parties, subject to final determination by the Bankruptcy Court. No written offer will be considered unless the aggregate consideration to the Sellers under such bid is at least $700,000 more than the Purchase Price, and thereafter each successively higher bid must be $100,000 greater than the then prevailing bid. Each person submitting an offer in compliance with this section shall be a "Qualified Bidder." The Sellers shall use their commercially reasonable efforts to obtain, on or before January 15, 2005, an order of the Bankruptcy Court approving, at a minimum, the Expense Reimbursement identified in the first sentence of this Section 8.1. Both Purchaser's and Sellers' obligations to complete the sale and purchase of the Assets are conditioned upon the Bankruptcy Court's entry of such order.

  4. The text of Section 8.2 of the Purchase Agreement, entitled "Sale Order," shall be amended to read in its entirety as follows:

Promptly following the Auction, PRC-Mississippi and VVI will announce the results of the Auction to the Court and shall jointly seek an order of the Bankruptcy Court in form reasonably satisfactory to the Purchaser (and for purposes of this Section 8.2 and other provisions of this Agreement to be performed after the Auction, the term "Purchaser" shall mean the successful bidder for the Assets) and consistent with this Agreement (the "Sale Order"). PRC-Mississippi and VVI shall use their best efforts to obtain the Sale Order

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within five (5) business days following the Auction.  The Sale Order shall
(i) order the sale of the Assets to the Purchaser pursuant to Section 363(b) of the Bankruptcy Code, on the terms and conditions set forth in this Agreement and authorize PRC-Mississippi and VVI to proceed with this transaction, (ii) approve the assumption by PRC-Mississippi and VVI and assignment to Purchaser (subject to Purchaser's consent, where applicable) of the Executory Contracts under Section 365 of the Bankruptcy Code, (iii) order that the sale of the Assets shall be free and clear of all liens, claims, interests and encumbrances other than Permitted Encumbrances; (iv) include specific findings that: (a) Purchaser is a good faith purchaser of the Assets and under 11 U.S.C. Section 363(m) is entitled to all protections thereby; that Purchaser is not a successor to PRC-Mississippi or VVI and this Agreement does not constitute a de facto merger or consolidation; Purchaser is not a mere consolidation or substantial continuation of the Businesses; Purchaser is entering the sale in good faith; (b) any objections to the Agreement and related transactions are overruled; (c) any subsequent bankruptcy proceedings by PRC-Mississippi or VVI (or reorganized entities succeeding thereto) or dismissal of the Chapter 11 proceeding shall not affect the Agreement or related transactions; (d) that PRC-Mississippi and VVI have full authority to execute the Agreement; all necessary corporate action has been taken; no consents or approvals other than those expressly provided in the Agreement are required for consummation of the Agreement and related transactions;
(e) approval of the Agreement and consummation of the transactions contemplated hereby are in the best interest of PRC-Mississippi and VVI and their creditors and estates; (f) PRC-Mississippi and VVI have demonstrated both good, sufficient and sound business purpose and justification for the sale pursuant to 11 U.S.C. Section 363 prior to, and outside of a Plan of Reorganization; (g) reasonable opportunity to object or be heard with respect to the Sale Motion has been afforded to all interested entities; (h) the Agreement was negotiated, proposed and entered into by the parties hereto, without collusion, in good faith, and from arms-length bargaining positions with parties represented by counsel and financial advisors; (i) the terms and conditions of the Agreement and related transactions are fair and reasonable; (j) the Bankruptcy Court retains exclusive jurisdiction to enforce the Sale Order; and (k) such other items as are reasonably acceptable to Purchaser. Both Purchaser's and Sellers' obligations to complete the sale and purchase of the Resort are conditioned upon the Bankruptcy Court's entry of the Sale Order.

  5. The text of Section 17.1 of the Purchase Agreement, currently entitled "Inspection Period," shall be retitled "Inspection and Appraisal Period" and shall be amended to read in its entirety as follows:

Within ten business days after the execution of this Agreement, Sellers shall deliver to Purchaser all documents in their possession regarding the Assets, including (but not limited to) site plans, building plans, surveys, permits, studies (including all environmental and wetlands phases), reports, leases, contracts, and other agreements which affect the Resort. Purchaser shall order an appraisal of the Assets sufficient to satisfy Purchaser's prospective lender (the "Appraisal"), and shall conduct or cause to be conducted its physical inspection of the Resort, to be completed at Purchaser's sole cost and expense no later than 5:00 p.m. Central time on December 15, 2004 (the "Inspection Period"). During the Inspection Period, Purchaser has the right to terminate this Agreement for any reason, upon written notice delivered to Sellers or their counsel. If Purchaser elects to terminate this Agreement before the end of the Inspection Period, then the Deposit shall promptly be

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refunded to Purchaser.  If Purchaser does not give Sellers written notice before the end of the Inspection Period of Purchaser's election to terminate this Agreement, the Deposit of Purchaser shall become non-refundable except as otherwise provided in Section 8.1 above. The Appraisal shall be and remain the property of Purchaser, and no other prospective bidder for the Assets shall be entitled to receive such Appraisal or any copy thereof, and Purchaser hereby agrees that the cost of such Appraisal shall not be included among Purchaser's costs to be reimbursed pursuant to the Expense Reimbursement. Copies of all other third party reports prepared for Purchaser (including but not limited to environmental assessments, and excluding the Appraisal, shall be delivered by Purchaser to Sellers concurrently with payment of the Expense Reimbursement).

  6. Except to the extent modified by this Amendment, the Purchase Agreement remains in force and effect. This Amendment may be executed in one or more counterparts, each of which shall constitute an original, and all of which shall constitute one instrument. Signatures transmitted by facsimile shall be binding for all purposes of this Amendment.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the day and year first above written.
                                    THE PRESIDENT RIVERBOAT CASINO-
                                    MISSISSIPPI, INC.

                                    By:     /s/ Ralph J. Vaclavik
                                    Name:   Ralph J. Vaclavik
                                    Title:  Sr. VP & CFO


                                    VEGAS VEGAS, INC.

                                    By:     /s/ Ralph J. Vaclavik
                                    Name:   Ralph J. Vaclavik
                                    Title:  Sr. VP & CFO


                                    PRESIDENT BROADWATER HOTEL, LLC

                                    By:     /s/ Ralph J. Vaclavik
                                    Name:   Ralph J. Vaclavik
                                    Title:  Sr. VP & CFO


                                    BROADWATER PROPERTIES, LLC

                                    By:     /s/ Roy Anderson III
                                    Name:   Roy Anderson III
                                    Title:  Partner